FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director Shareholding announcement made on 01 November 2004
	2.	Listing Particulars announcement made on 03 November 2004
	3.	Issue of Preferred Securities announcement made on 09 November 2004
	4.	Director Shareholding announcement made on 09 November 2004
	5.	Directorate Change announcement made on 12 November 2004
	6.	Redemption of Euro Shares announcement made on 18 November 2004
	7.	Capital Raising announcement made on 19 November 2004
	8.	Dividend Declaration announcement made on 24 November 2004

Enclosure No. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Fred Goodwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under The Royal Bank of Scotland Group plc Option 2000 Scheme.

7. Number of shares / amount of stock acquired

150

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£12.40

13. Date of transaction

28 October 2004

14. Date company informed

1 November 2004

15. Total holding following this notification

64,944

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

1 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 3rd November 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List:

DETAILS OF ISSUE:             U.S.$20,000,000,000 Euro Medium Term Note Programme

ISSUERS:                               The Royal Bank of Scotland Group plc              The Royal Bank of Scotland plc

INCORPORATED IN:            Scotland

GUARANTOR:                       The Royal Bank of Scotland Group plc

INCORPORATED IN:            Scotland

Particulars relating to the issue may be obtained during usual business hours for as long as issues are made under the programme from the date of this formal notice from:

The Royal Bank of Scotland Group plc         The Royal Bank of Scotland plc          JP Morgan Chase Bank
36 St Andrew Square                                   36 St Andrew Square                        Trinity Tower
Edinburgh                                                     Edinburgh                                          9 Thomas More Street
EH2 2YB                                                     EH2 2YB                                          London
                                                                                                                              E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Enclosure No. 3

The Royal Bank of Scotland Group plc

9th November 2004

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS TO ISSUE NON-CUMULATIVE PREFERRED
SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") intends to issue fixed rate Non-Cumulative Preferred Securities ("the Securities") denominated in Euros.

Application has been made to list the Securities on the Euronext Amsterdam Stock Exchange. It is expected the Securities will qualify as Tier One Capital for RBSG. It is intended that the net proceeds of the offering of the securities will be used for general corporate purposes and to further strengthen the capital base of RBSG.

RBSG is being advised in connection with the issue by ABN AMRO, BNP PARIBAS, RBS Financial Markets and UBS Investment Bank.

The Securities have not been nor will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the Securities Act

Stabilisation FSA/IPMA

For further information, please contact:

The Royal Bank of Scotland Group plc

Ron Huggett                                                                                                Richard O'Connor

Capital Raising Director                                                                               Head of Investor Relations

280 Bishopsgate                                                                                          280 Bishopsgate

London                                                                                                        London

EC2N 4RB                                                                                                  EC2M 4RB

Tel: 020 7085 4925                                                                                     Tel: 020 7672 1758

Enclosure No. 4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.30

13. Date of transaction

8 November 2004

14. Date company informed

8 November 2004

15. Total holding following this notification

64,952

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP plc - BANCO SANTANDER CENTRAL
HISPANO, S.A.: CROSS DIRECTORSHIPS

In relation to its proposed acquisition of Abbey National Plc ("Abbey"), Banco Santander Central Hispano, S.A. ("Banco Santander") informed the European Commission that it had agreed with The Royal Bank of Scotland Group plc ("RBS") to procure the resignations of their respective directors on each other's boards of directors with effect from the completion of the acquisition by Banco Santander of Abbey. This acquisition completed today and accordingly, Mr Emilio Botin and Mr Juan Inciarte have today resigned from the boards of RBS, The Royal Bank of Scotland plc and National Westminster Bank Plc. Sir George Mathewson has also resigned with immediate effect from the board of Banco Santander.

12 November 2004

Enclosure No. 6

REDEMPTION OF NON-CUMULATIVE EURO PREFERENCE SHARES

The Royal Bank of Scotland Group plc has given notice that it will, on 31st March 2005 (the "Redemption Date"), redeem all the 750,000 Non-cumulative Euro Preference Shares, Series 1 of EUR0.01 each, that are listed on the London Stock Exchange. Consequently, on the Redemption Date, each share will therefore become due and payable at its redemption amount of EUR1,000.00 together with dividends payable for the then-current dividend period and accrued to the Redemption Date.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett                                          Richard O'Connor

Capital Raising Director                         Head of Investor Relations

280 Bishopsgate                                   280 Bishopsgate

London                                                 London

EC2M 4RB                                          EC2M 4RB

Tel: 020 7085 4925                              Tel: 020 7672 1763

The Bank of New York (Paying Agent)

Trevor Blewer

Vice President

Global Trust Services

1 Canada Square

London

E14 5AL

END

Enclosure No. 7

THE ROYAL BANK OF SCOTLAND GROUP

AGREES PRICE EURO1,250 MILLION PREFERRED SECURITIES

19th November 2004

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing of 1,250,000 Category II Non-cumulative Euro Preferred Securities to be designated Series 1 ("the Series 1 Euro Preferred Securities"), at a subscription price of Euro 1,000 per security, with a coupon of 5.50%.

Non-cumulative preferential dividends on the Series 1 Euro Preferred Securities will be payable in Euro annually in arrear on 31 December, with the first payment being on the 31st December 2005. The Series 1 Euro Preferred Securities can be redeemed on each quarter end on or after 31 December 2009 at Euro 1,000 per security, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by ABN AMRO, BNP PARIBAS, RBS Financial Markets and UBS Investment Bank.

The Securities have not been nor will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the Securities Act.

Stabilisation FSA / IPMA

For further information, please contact;

The Royal Bank of Scotland Group plc

Fred Watt                                                          Ron Huggett

Group Finance Director                                     Capital Raising Director

42 St Andrew Square                                        280 Bishopsgate

Edinburgh                                                          London

EH2 2YE                                                           EC2M 4RB

Tel: 0131 523 5171                                          Tel: 020 7085 4925

Enclosure No. 8

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J, SERIES K, SERIES L AND SERIES M NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2004

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 December 2004. The dividends will be paid on 31 December 2004 at the undernoted rates to holders on the register at the close of business on 16 December 2004. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 December 2004.

Series                          Dividend payable per share

Series D                        US$0.51328125

Series E                        US$0.50625

Series F                        US$0.478125

Series G                        US$0.4625

Series H                        US$0.453125

Series I                        US$0.50

Series J                        US$0.53125

Series K                        US$0.4921875

Series L                        US$0.359375

Series M                        US$0.40

24 November 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 31 DECEMBER 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 December 2004. The dividends will be paid on 31 December 2004 at the undernoted rates to holders on the register at the close of business on 3 December 2004. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 3 December 2004.

Series                         Dividend payable per share

Series 3                       US$39.08

24 November 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE STERLING PREFERENCE SHARES OF £0.01 FOR THE YEAR TO 31 DECEMBER 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible sterling preference shares for the year to 31 December 2004. The dividends will be paid on 31 December 2004 at the undernoted rates to holders on the register at the close of business on 16 December 2004.

Series                         Dividend payable per share

Series 1                       £73.87

24 November 2004

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:30 November 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat